

November 6, 2013

<u>Via E-mail</u>
Mr. Imad Kamel Yassine
Chief Operating Officer, Chief Financial Officer, Secretary, Treasurer and Director
Bioshaft Water Technology, Inc.
111 West Ocean Blvd, 4th Floor
Long Branch, CA 90802

> **RE:** **Bioshaft Water Technology, Inc.**
> **Form 10-K for the Year ended April 30, 2013**
> **Filed August 14, 2013**
> **File No. 0-52393**

Dear Mr. Yassine:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant